                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          2002 Target Term Trust, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    902106103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 7, 1998
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D , and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (page 1 of 4 pages)

                                  SCHEDULE 13D

CUSIP No. 902106103                                    Page  2  of  4  Pages
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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.  d/b/a Karpus Investment Management
     ID# 16-1290558

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2.   Check the Appropriate Box if a Member of a Group*                  (a) / /
                                                                        (b) /X/


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3.   SEC Use Only

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4.   Source of Funds*

     AF
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5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         / /

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6.   Citizenship or Place of Organization


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                         7.   Sole Voting Power

   Number of                  482,475 Shares
     Shares        -------------------------------------------------------------
  Beneficially           8.   Shared Voting Power
   Owned by
     Each
   Reporting       -------------------------------------------------------------
    Person               9.   Sole Dispositive Power
     With
                              482,475 Shares
                   -------------------------------------------------------------
                       10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     482,475 Shares
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12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                               / /

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13.  Percent of Class Represented by Amount in Row (11)

     6.18%
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14.  Type of Reporting Person*

     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1   Security and Issuer
         Common Stock
         2002 Target Term Trust, Inc. ("TTR")
         1285 Avenue of the Americas
         New York, New York   10019
ITEM 2   Identity and Background
         a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
             ("KIM")
             George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director,Sophie Karpus, Director
         b) 14 Tobey Village Office Park,  Pittsford, New York  14534
         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
         e) During the last five years non of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respec to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York State corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         KIM, an independent investment advisor, has accumulated shares of TTR on behalf of Accounts that are managed by KIM ("the
         Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4   Purpose of Transaction
         KIM has purchased shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed-end fund sector, the profile of TTR (being a conservative investment grade fund) fit the investment guidelines for various Accounts.
ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 482,475 shares which represents 6.18% of the outstanding Shares. George W. Karpus owns 1,500 shares purchased on December 13,1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases and sales for the past 120 days.
            Transactions before this date previously reported.

                            Price Per                           Price Per
       Date      Shares     Share         Date         Shares   Share
     12/9/97       -750     13.5625       2/4/98       3,600      13.75
    12/12/97      1,400     13.5625       2/5/98       1,000    13.8125
    12/15/97      1,600     13.5625       3/5/98      -1,800    13.8125
    12/24/97        700     13.5625       3/6/98      -2,100    13.8125
    12/31/97      3,450     13.5625       3/9/98        -100    13.8125
      1/5/98        200       13.75      3/10/98      -5,200    13.8125
      1/6/98      1,800       13.75      3/11/98      -4,800    13.8125
      1/7/98     -3,500      13.875      3/16/98      -1,600    13.8125
      1/7/98      3,100       13.75      3/20/98         100    13.8125
     1/14/98      4,200          14      3/23/98       9,400    13.8125
     1/15/98      2,000          14      3/24/98       5,100    13.8125
      2/2/98      5,700       13.75      3/25/98       3,900    13.8125
      2/2/98      2,000     13.8125


         There have been no disposition and no acquisitions, other than by such open market purchases and sales, during such period.

ITEM 6 Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
         Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.

ITEM 7   Materials to be Filed as Exhibits
         Not applicable.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Karpus Management, Inc.

April 7, 1998                           By: /s/ George W. Karpus Pres
-------------                               -------------------------------
    Date                                         Signature

                                             George W. Karpus, President
                                             ---------------------------
                                                    Name / Title